Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                                                                                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                                                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                                                   No     X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, February 15, 2017—Ultrapar Participações S.A. informs that, according to media reports, the Public Prosecution Office of the State of Rio de Janeiro has filed a public civil action with an injunction against the State of Rio de Janeiro and Ipiranga Produtos de Petróleo S.A.

The media reports informed that this action is based on supervision conducted by the National Petroleum Agency (ANP) in November 2016, in relation to several distributors, among them Ipiranga. Also according to the news, the cancellation of Ipiranga’s state registration is included among the requests of the Public Prosecution Office of the State of Rio de Janeiro, as well as any tax incentives and benefits that have been granted.

On November 14, 2016, Ipiranga released the following note:

“Ipiranga informs that, upon being aware of a non-compliance in hydrated ethanol marketed in some service stations in the State of Rio de Janeiro, being cautiously and in respect to its consumers and resellers, it immediately ceased the commercialization of ethanol, requested its resellers network to cease the sale of the product and informed ANP of the above measures.

At the same time, we replaced the ethanol delivered to our service stations, in order to normalize the quality of the product offered to the consumer. Therefore, the resellers of our network that offer ethanol already have products within the quality standards required by Law.

In addition to all of the measures mentioned, we have initiated the full evaluation of our suppliers and service providers so that we can readily verify the origin of the identified non-compliance.

Ipiranga also highlights the importance of initiatives such as Sindicom’s “Legal Fuel” campaign, whose main objective is to keep the market extremely competitive, following basic standards such as ethics and respect for consumers.

The company reinforces its commitment to offering high quality products, seeks to assure that there will be no hassle for its consumers and resellers and reinforces that the products it markets in its resellers network comply with legal standards.”

Ipiranga waits for the summons so that, once it has assessed all the allegations imputed, it can take all the necessary measures for its defense and the full operation of its activities in the affected region.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2017

ULTRAPAR HOLDINGS INC.

By:	/S/ ANDRE PIRES DE OLIVEIRA DIAS
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Market Announcement – public civil action Ipiranga)